(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 001-32314

CUSIP NUMBER 6435EV

For Period Ended: March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable

PART I — REGISTRANT INFORMATION

NEW CENTURY FINANCIAL CORPORATION
Full name of registrant

Not applicable
Former name if applicable

18400 Von Karman Avenue, Suite 1000
Address of principal executive office (Street and number)

Irvine, California 92612
City, state and zip code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

New Century Financial Corporation (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (“Form 10-Q”) by May 10, 2007 without unreasonable effort and expense.

As previously disclosed, on April 2, 2007, the Company and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (Case No. 07-10416). Since that time, the Company has been immersed in bankruptcy-related matters. The Company has not yet been able to file its Annual Report on Form 10-K for the year ended December 31, 2006. Further, the Company has experienced the resignation of its independent accounting firm, KPMG LLP. Due to the resignation, as well as the additional time required to complete its financial statements to be included in its periodic reports as a result of, among other things, the complexities of bankruptcy accounting, the process of impairment testing and estimating the fair value of impaired assets, the determination of the tax provision together with the evaluation of tax deferred assets and the possible need for valuation allowances, the Company will not be able to file the Form 10-Q in a timely manner without unreasonable effort or expense. For further information regarding these and other factors affecting the Company’s ability to timely file the Form 10-Q, please see the Company’s Form 12b-25 filed with the Securities and Exchange Commission (the “SEC”) on March 2, 2007. The Company anticipates that it will not be able to complete its financial statements and file the Form 10-Q by May 15, 2007 and the Company is uncertain as to whether or not it will ever be able to file its financial statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stergios Theologides, Esq.	949	440-7030
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Annual Report on Form 10-K for the fiscal year ended December 31, 2006

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see attached explanation.

NEW CENTURY FINANCIAL CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 11, 2007	By:	/s/ Brad A. Morrice
		Title:	President and Chief Executive Officer

Explanation Referred to in Part IV, Item (3) of Form 12b-25

The Company believes that its results of operations for the quarter ended March 31, 2007 will change significantly from its results of operations for the quarter ended March 31, 2006. Since March 31, 2006, the subprime mortgage industry has deteriorated, the Company no longer originates mortgage loans, the market value of the Company’s residual and other assets has declined and the amount of claims for the Company to repurchase loans has increased. In the Company’s Current Report on Form 8-K filed with the SEC on February 7, 2007, the Company announced that it would restate its consolidated financial results for the quarters ended March 31, June 30 and September 30, 2006 to correct errors the Company discovered in its accounting and financial reporting of loan repurchase losses and, in the Company’s Form 12b-25 filed with the SEC on March 2, 2007, the Company announced that its investigation would include issues giving rise to its need to restate its 2006 interim financial statements, as well as issues pertaining to the Company’s valuation of residual interests in securitizations in 2006 and prior periods. Prior to the completion of its financial statements for the year ended December 31, 2006 and the quarter ended March 31, 2007, the Company is unable to assess the amount by which its results of operations for the quarter ended March 31, 2007 will change from its results of operations for the quarter ended March 31, 2006.

Safe Harbor Regarding Forward-Looking Statements

Certain statements contained in this Form 12b-25 may be deemed to be forward-looking statements under federal securities laws and the Company intends that such forward-looking statements be subject to the safe-harbor created thereby. Forward-looking statements reflect management’s current views of future events and financial performance that involve a number of risks and uncertainties. For a list of those factors that may affect actual outcomes and performance and results, please see the Company’s Form 12b-25 filed with the SEC on March 2, 2007. In addition, for information on the Company’s Chapter 11 case, please visit http://www.ncenrestructuring.com. The information set forth on the foregoing website shall not be deemed to be a part of or incorporated by reference into this Form 12b-25.

The safe harbor set forth above should be considered in connection with any subsequent written or oral forward-looking statement that the Company or person acting on its behalf may issue. The Company does not undertake any obligation to review or confirm analysts’ expectations or estimates or to release publicly any revision to any forward-looking statements to reflect events or circumstances after the date of the report or to reflect the occurrence of unanticipated events.